Exhibit 99.1

Obsidian Energy Announces Expiry of Bonterra Offer

CALGARY, March 29, 2021 - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) today announced that we have allowed our offer (the “Offer”) to purchase all of the issued and outstanding common shares (the “Bonterra Shares”) of Bonterra Energy Corp. (TSX – BNE) (“Bonterra”) to expire at 5:00 p.m. (Mountain Daylight time) on March 29, 2021.

“Our business and operational outlook has strengthened significantly as shown by our recently announced year-end 2020 results and positive future outlook,” said Stephen Loukas, Obsidian Energy’s Interim President and CEO. “In light of our strong financial and operating results combined with our currently forecasted significant free cash flow generation over 2021 and 2022, and our capital plan that restores production to approximate pre-COVID19 levels, we feel that combining at the proposed exchange ratio is no longer in the best interests of Obsidian Energy or our shareholders. The economic environment has changed substantially since we launched the Offer with significant improvement in commodity prices, making this combination less impactful to our shareholders’ value. We strongly believe in the benefit of industry consolidation and will continue to seek out opportunities that allow us to build scale, realize synergies and increase market relevance to deliver enhanced shareholder returns.”

Obsidian Energy’s recent operational and financial performance highlights our track record as one of the most efficient companies among industry peers. Our year-end 2020 results, 2021 drilling performance and significant free cash flow forecast for 2021 and 2022 are a clear indication of the superior execution of Obsidian Energy’s strategy for our asset base and the ability of our management team to deliver shareholder value.

We will continue to focus on delivering leading performance results by effectively and efficiently developing our asset base while increasing the quality and quantity of future drilling inventory. We are executing on our strategic priorities to create shareholder value, including: spending within cash flow while restoring production to pre-COVID19 levels; reducing debt levels; driving further cost efficiencies to free up additional cash flow for reinvestment; actively and prudently managing decommissioning liabilities; and identifying value accretive consolidation opportunities. We continue to believe in the benefits of consolidation, provided the opportunity creates value for our shareholders.

While the Offer would have delivered synergies to shareholders of both companies, the changing environment, impact of higher commodity prices and expected strength of our 2021 strategy no longer makes the proposed exchange ratio attractive for Obsidian Energy and our shareholders. As a result of the expiration of the Offer prior to the satisfaction of its conditions, no Bonterra Shares will be acquired and all Bonterra Shares that were tendered to the Offer will be promptly returned to the depositing Bonterra shareholders.

ADDITIONAL READER ADVISORIES

NON-GAAP MEASURES

Certain financial measures, including free cash flow, in this press release do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. For further details regarding non-GAAP measures, please see the Company’s disclosure under the heading “Non-GAAP Measures” in its Management’s Discussion and Analysis for the year ended December 31, 2020, which is available in Canada on SEDAR at www.sedar.com, in the United States on EDGAR at www.sec.gov, and on the Company’s website at www.obsidianenergy.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that the changing environment, impact of higher commodity prices and expected strength of our 2021 strategy no longer makes the proposed exchange ratio attractive for Obsidian Energy and its shareholders; that we will continue to build scale, realize synergies and increase market relevance to deliver enhanced shareholder returns; our expectations as to the Company’s ability to deliver leading performance by effectively and efficiently developing our asset base while increasing the quality and quantity of future drilling inventory; our strategic priorities and ability to create shareholder value, including statements relating to spending within cash flow while restoring production to pre-COVID19 levels, reducing debt levels, driving further cost efficiencies, actively and prudently managing decommissioning liabilities and identifying value accretive consolidation opportunities.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the CEWS and ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, West Texas Intermediate (WTI) and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that any remaining shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although Obsidian Energy believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause actual performance and financial results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Such assumptions, risks and uncertainties are described in Obsidian Energy’s Annual Information Form and other public filings, available in Canada on SEDAR at www.sedar.com, in the United States on EDGAR at www.sec.gov, and on the Company’s website at www.obsidianenergy.com. Readers are cautioned that such assumptions, risks and uncertainties should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

KEY CONTACTS

OFFER INFORMATION AGENT AND DEPOSITARY

Kingsdale Advisors

North American Toll-Free: 1-888-564-7333

Outside North America: 1-416-867-2272

Email: contactus@kingsdaleadvisors.com

MEDIA

Lisa Ottmann, Partner

Longview Communications & Public Affairs

Cell: 403-606 0866

Email: lottmann@longviewcomms.ca

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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